

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 8, 2006

J. Timothy Bryan
Chief Executive Officer
ICO Global Communications (Holdings) Limited
Plaza America Tower I
11700 Plaza America Drive, Suite 1010
Reston, VA 20190

> **RE:** **ICO Global Communications (Holdings) Limited**
> **Form 10**
> **Filed May 15, 2006**
> **File No. 0-52006**

Dear Mr. Bryan:

We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Garth B. Jensen
       Holme Roberts & Owen LLP
       Via Facsimile: (303) 866-0200